Filed Pursuant to Rule 424(b)(3)
File No. 333-138750

SUPPLEMENT TO PROSPECTUS
16,786,895 Shares
Common Stock

This Supplement to the Prospectus, dated January 20, 2010 (this “Supplement”), supplements and amends the Prospectus, dated September 13, 2007 (the “Prospectus”), relating to the Common Stock of Coleman Cable, Inc. (the “Company” and “we”). This Supplement should be read in conjunction with the Prospectus.

The Prospectus is hereby supplemented as follows:

On January 20, 2010, the Company filed a Current Report on Form 8-K. The Current Report on Form 8-K includes, among other things, (i) a summary of an amendment to the Company’s Amended and Restated Credit Agreement and (ii) preliminary financial results for the fourth quarter of 2009.

Amendment to Amended and Restated Credit Agreement
          On January 19, 2010, Coleman Cable, Inc. (“Coleman Cable”) entered into an amendment to its Amended and Restated Credit Agreement with its senior secured lenders (the “Amendment”). The Amendment:
(i) permits the incurrence of indebtedness, the proceeds of which will be used to redeem, retire or repurchase its 9.875% Senior Notes due 2012 so long as:
(a) such indebtedness does not exceed $275 million,
(b) the scheduled maturity dates of such indebtedness are not shorter than the maturity dates of the 2012 Senior Notes, and
(c) the incurrence of such indebtedness is on terms and conditions no more restrictive, when taken as a whole, than the terms and conditions of the 2012 Senior Notes;
(ii) allows for the creation and financing of foreign subsidiaries;
(iii) modifies the negative covenants to permit the incurrence of indebtedness, acquisitions and other transactions and the making of investments and other payments, in each case, based upon pro forma liquidity and covenant compliance; and
(iv) makes various other technical changes to increase operating flexibility and to provide relief from certain restrictive provisions.
Pursuant to the terms of the Amendment, borrowing availability under the Amended and Restated Credit Agreement for foreign subsidiaries is limited to the greater of (i) the sum of 85% of the aggregate book value of accounts receivable of such foreign subsidiaries plus 60% of the aggregate book value of the inventory of such foreign subsidiaries and (ii) $25 million (excluding permitted intercompany indebtedness of such foreign subsidiaries).
          The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the Third Amendment to Amended and Restated Credit Agreement, which is filed as Exhibit 10.1 hereto and is incorporated herein by reference.
Fourth Quarter Results
     Based on our preliminary results, we estimate that for the fourth quarter of 2009, we will have revenues between $139.0 million and $141.0 million and Adjusted EBITDA between $13.5 million and $15.5 million. This compares to revenues of $182.2 million and an Adjusted EBITDA loss of $0.8 million for the fourth quarter of 2008. We estimate that as of December 31, 2009 we had between $7.0 million and $8.0 million of cash and equivalents, between $80.0 million and $81.0 million of availability under our Revolving Credit Facility, and between $236.5 million and $237.0 million of total indebtedness, as compared to $16.3 million, $74.2 million and $272.8 million, respectively, as of December 31, 2008.
     Based on our estimated results for the fourth quarter of 2009, we estimate that for the twelve-month period ended December 31, 2009 we will have revenues between $503.0 million and $505.0 million and Adjusted EBITDA between $46.8 million and $48.8 million. This compares to revenues of $973.0 million and Adjusted EBITDA of $59.6 million, respectively, for the prior year ended December 31, 2008. Based upon our estimated range of Adjusted EBITDA for the twelve-month period ended December 31, 2009 and our estimated range of total indebtedness as of December 31, 2009, we estimate that our ratio of such total indebtedness to such Adjusted EBITDA will be between 5.0x and 5.2x as of December 31, 2009, after adjusting for a pending private placement of debt securities.
     The following table provides a reconciliation of our range of estimated Adjusted EBITDA results to our range of estimated net income (loss) for the three and twelve months ended December 31, 2009:

	Range of Estimated 2009
	Adjusted EBITDA & Net Income (Loss)
	Three Months ended		Twelve months ended
	December 31, 2009		December 31, 2009
Adjusted EBITDA	$13.5	$15.5	$46.8	$48.8
Asset impairments and restructuring charges (a) (b)	3.0	2.0	76.8	75.8
Gains on debt repurchases (c)	—	—	(3.3)	(3.3)
Foreign currency transaction loss (gain) (d)	0.2	(0.2)	(0.9)	(1.3)

EBITDA	10.3	13.7	(25.8)	(22.4)

Depreciation and amortization expense (e)	5.8	4.8	22.4	21.4
Income tax (benefit) (f)	3.0	4.1	(5.1)	(4.0)
Interest expense, net	6.4	6.2	25.4	25.2

Net income (loss)	$(4.9)	$(1.4)	$(68.5)	$(65.0)

(a)	We recorded approximately $69.8 million of impairment charges during the first nine months of 2009 ($69.5 million recorded in the first quarter of 2009 and $0.3 million recorded in the third quarter of 2009) consisting primarily of a non-cash goodwill impairment recorded during the first quarter of 2009 across three of four reporting units comprising our Distribution segment: Electrical distribution, Wire and Cable distribution, and Industrial distribution. This non-cash goodwill impairment resulted from a combination of factors which were in existence at that time, including a significant decline in our market capitalization, as well as the recessionary economic environment and its then estimated potential impact on our business.

(b)	We recorded restructuring charges of approximately $4.0 million during the first nine months of 2009 related to the closure of our facilities in East Longmeadow, MA and Oswego, NY, both of which were closed in 2009, as well as holding costs associated with properties closed in 2008.

(c)	We recorded a gain of approximately $3.3 million during the first nine months of 2009 resulting from our repurchase of $15.0 million in par value of our Senior Notes due 2012.

(d)	Currency transaction loss (gain) reflects currency related gains/losses at our Canadian subsidiary reflecting the impact of exchange rate fluctuations on our Canadian subsidiary.

(e)	Depreciation and amortization expense does not include amortization of debt issuance costs, which is included in interest expense.

(f)	Income tax expense (benefit) includes an out-of-period adjustment to be recorded in the fourth quarter of 2009 to correct an error in the amount of tax benefit initially recorded in relation to the goodwill impairment charge of $69.5 million recorded in the first quarter of 2009. The adjustment, which we have evaluated as immaterial from both quantitative and qualitative perspectives, will result in a $2.9 million decrease in the tax benefit associated with the impairment charge and a corresponding decrease in the non-current deferred income taxes previously reported in the first quarter of 2009.
          Our estimates of revenues, Adjusted EBITDA, cash and cash equivalents, indebtedness, excess availability and our reconciliations of a range of Adjusted EBITDA to a range of estimated net income (loss) are derived from preliminary results of operations that are unaudited and not reviewed for the fourth quarter of 2009 and are subject to the completion of our financial closing process for this period. Our actual results for the fourth quarter of 2009 may differ from our estimated results due to, among other factors, special charges or other closing adjustments.
Employees
     As of September 30, 2009, we had 950 employees, with approximately 26% of our employees represented by one labor union. Our current collective bargaining agreement expired on December 22, 2009, and has been extended through February 2010. We began collective bargaining negotiations on January 14, 2010. We consider our labor relations to be good, and we have not experienced any significant labor disputes.

Properties
     As of September 30, 2009, we owned or leased the following primary facilities:

		Approximate
Operating facilities	Type of Facility	Square Feet	Leased or Owned
Waukegan, Illinois	Manufacturing	212,530	Owned — 77,394 Leased — 135,136
Pleasant Prairie, Wisconsin	Warehouse	503,000	Leased
Bremen, Indiana (Insulating)	Manufacturing	43,007	Leased
Bremen, Indiana (Fabricating)	Manufacturing	124,160	Leased
Bremen, Indiana (East)	Manufacturing	106,200	Leased
Bremen, Indiana (Distribution Center)	Warehouse	48,000	Leased
North Chicago, Illinois	Manufacturing	23,277	Leased
Texarkana, Arkansas	Manufacturing, Warehouse	106,700	Owned
Hayesville, North Carolina	Manufacturing	104,000	Owned
El Paso, Texas (Hoover)	Manufacturing, Warehouse	401,400	Leased
Lafayette, Indiana	Manufacturing	337,256	Owned
Waukegan, Illinois	Offices	30,175	Leased
Toronto, Ontario, Canada	Offices, Warehouse	200,000	Leased

		Approximate
Closed facilities	Closure Year	Square Feet	Leased or Owned
Siler City, North Carolina	2006	86,000	Owned
Nogales, Arizona*	2008	84,000	Leased
El Paso, Texas (Zaragosa Rd.)*	2008	69,163	Owned
Avilla, Indiana	2008	119,000	Owned
Indianapolis, Indiana**	2008	257,600	Leased
Indianapolis, Indiana**	2008	90,400	Leased
Indianapolis, Indiana**	2008	23,107	Leased
East Longmeadow, Massachusetts	2009	90,000	Leased
Oswego, New York	2009	115,000	Owned

*	These facilities, acquired as part of the Copperfield acquisition in 2007, were closed in 2008 in connection with the integration of multiple facilities into one modern facility in El Paso, Texas, opened in 2008.

**	These facilities, including the Indianapolis properties which were received as part of the Woods acquisition in 2007, were closed in 2008 and the distribution operations of such facilities consolidated within a new modern distribution center in Pleasant Prairie, Wisconsin, opened in 2008.
     We are currently marketing all of our available closed facilities for either sale or sublease. We have certain subleases in place relative to certain closed leased facilities.
Forward-Looking Statements
Various statements included in this Supplement, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact constitute forward-looking statements. These statements may be identified by the use of forward-looking terminology such as “believes,” “plans,” “anticipates,” “expects,” “estimates,” “continues,” “could,” “may,” “might,” “potential,” “predict,” “should,” or the negative thereof or other variations thereon or comparable terminology. In particular, statements about Coleman Cable’s expectations, beliefs, plans, objectives, assumptions or future events, financial results or performance contained in this release are forward-looking statements. Coleman Cable has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While Coleman Cable believes these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. These and other important factors, including those discussed in Coleman Cable’s most recent Annual Report on Form 10-K (available at www.sec.gov), may cause its actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Some of the key factors that could cause actual results to differ from Coleman Cable’s expectations include:
• fluctuations in the supply or price of copper and other raw materials;
• increased competition from other wire and cable manufacturers, including foreign manufacturers;
• pricing pressures causing margins to decrease;
• adverse changes in general economic and capital market conditions;
• changes in the demand for Coleman Cable’s products by key customers;
• additional impairment charges related to our goodwill and long-lived assets;
• failure to identify, finance or integrate acquisitions;
• failure to accomplish integration activities on a timely basis;
• failure to achieve expected efficiencies in Coleman Cable’s manufacturing and integration activities;
• unforeseen developments or expenses with respect to Coleman Cable’s business acquisition, integration and consolidation efforts;
• increase in exposure to political and economic developments, crises, instability, terrorism, civil strife, expropriation and other risks of doing business in foreign markets;
• impact of foreign currency fluctuations and changes in interest rates;
• impact of negotiation of extensions of labor agreements; and
• other risks and uncertainties, including those described under “Item 1A. Risk Factors” in Coleman Cable’s most recent Annual Report on Form 10-K.
In addition, any forward-looking statements represent Coleman’s views only as of today and should not be relied upon as representing its views as of any subsequent date. While Coleman may elect to update forward-looking statements at some point in the future, it specifically disclaims any obligation to do so, even if its estimates change and, therefore, you should not rely on these forward-looking statements as representing Coleman’s views as of any date subsequent to today.